INVEST IN **AUDEA**

We're making audio discoverable



audea.io

audea.io Sayreville NJ



Technology Entertainment App

LEAD INVESTOR

Kurnish Patel

Millions of audio creators are looking for distribution for their content and traditional platforms are failing them. Audio as a medium of content is exploding, but the top podcasts on mainstream charts are exclusively owned by large media companies. People want to discover new audio, more creators are creating audio, but the discovery of new audio ideas is at an all time low due to there being no organic platform for audio discovery. I'm investing in Audea because I believe Amit has created a product that millions of creators will use to actually find an audience with their audio content - and he's shown that thousands of creators already find value in the product with the current traction. To create a new social platform where people find and create content, you need a founder who can get their vision into the world and genuinely attract people to give the product a chance. Amit's competitive background in public speaking, his ability to capture attention on social media, and his drive to get people to see his ideas makes me excited to bet on him.

Invested $5,000 this round

Highlights

1. Make Audio Searchable
2. Get Creators Discovered
3. Allow New Ideas To Be Expressed

Our Team



Amit Kukreja CEO

Our Team



Amit Kukreja CEO

International Public Speaking Champion (was top 7th debater in the US, top 3 in Europe) . Previously founded a communications consulting firm and worked with corporate clients, TedX speakers, etc. YouTuber with 12,000 subscribers.

> I always wanted to be the next Michael Jackson - a rockstar. I realized I couldn't communicate via music. But I can via speaking. And speaking is a medium millions can use to express their ideas - but there is no platform actually driving distribution for those ideas. Audea will solve that problem. 13 minutes for why Audea explained here:



Amine Belabbes Nabi CTO

Has built software platforms for the past 29 years. Consults for Fortune 500 companies on architecting/building entire platforms. Born in Algeria and started his career in the military as a



captain and researcher

Pitch



AUDEA
(audio-idea)
spoken-word audio content meant to be discovered.

Problem
spoken-word audio discovery is nonexistent.
Podcasters upload audio into hosting feeds (anchor, buzzsprout, etc.)
Hosting services send it out to any RSS connected app
The content sits in an RSS feed and dies with no organic traffic.

→ RSS isn't discovery
Creators aren't uploading content to an Audio network, they are distributing to hosting platforms which don't algorithmically curate.
→ Content that is uploaded is too long.
Podcast feeds are filled with 3-hour long podcasts that new audiences won't organically click on. Short form pieces of audio that entice click-through-rate don't exist in RSS feeds.
→ There's no...search?
RSS sourced content can't be easily searched and indexed through keywords, which means it also can't be discovered at SCALE.

We've Talked To Over 700+ Podcasters, face-to-face over 8 months.

The Big Takeaway Creators Want:

- they want content to live in once place to build an audience, not sit on an RSS feed and go nowhere

- they want search terms (keywords, description, etc.) to play a major role in people finding their content on the platform itself

- they want a reccomendation engine that organically shows their content using data to new listeners

Solution: Audea is a search-engine for spoken-word Audio

Creators Upload Audeas (audio-ideas)

We recommend those using our algorithms into the best audio-feed.

we leverage proprietary data & AI in order to serve the best content to consumers and get creators discovered.

→ **Proprietary data**
We know more about the content since its uploaded to Audea, not sourced from RSS feeds, which informs our intelligence models.

→ **A searchable database**
Users can use KEYWORDS in their titles, tags, descriptions, etc. and SHOW UP when someone searches.

→ **Consumable Content**
"5 Best 2021 Tax Tips," can be searched when someone types in taxes since content uploaded is not rooted in episodic, podcast format.

Spotify & Apple Cannot Do What Audea is Promising

Both platforms have a fiduciary commitment to promote two types of content to their users: music and original shows.


Justin Bieber releases music -> drives streams


Joe Rogan goes exclusive -> gets people to come to Spotify

Spotify & Apple **_MUST promote content that returns an ROI_** -> The result: 99% of regular creators NEVER get organic discoverability at scale on the leading platforms

Spotify & Apple Have Traded off Discovery with Premium Content



- The pictures to the right show the





difference in home feeds once the newest Rap album from Hip-Hop star Drake was released. YouTube showed random guys in Canada reviewing the album, Spotify showed a Spotify original.

- Creators *desperately* want an engine of recommendations that works like YouTube but rooted for audio --> without YouTube, those random guys from Canada would NEVER find discovery through Spotify/Apple that are focused on premium and original shows.

Spotify   YouTube

The Network Effect Doesn't Exist In Audio Because RSS Platforms Aren't Networks



- Currently, podcasters distribute their audio through audio feeds - meaning they don't upload to platforms, they upload to decentralized feeds and the bigger audio platforms source that content from those feed

- RSS feeds of audio are *decentralized, not data driven, and don't allow content to be searched* - just distributed on hosting platforms

- As a result, the same content exists on spotify/apple/amazon, which means there's *no discovery mechanism* that each platform can use since all the content is the same



- Audea will have a network effect of *communities and sub-communities* around different niches of content

- The content itself is optimized to be uploaded and consumed in a certain way - each audea is exclusive to our platform and **CANNOT be found** on other platforms in the same way traditional audio is, giving us a competitive advantage within our recommendation engine

- Since all content is proprietary, the recommendation engine will enhance discovery, leading to *a compounding network effect*

This is a long testimonial, and to understand the depth of the problem, it's worth the read.

"I think having a search engine for audio content is a brilliant idea. It's so hard looking for the perfect podcast to listen to for a particular topic. I usually end up looking through dozens of podcasts and listening to clips of each to find the best one which fits my need. It's even more difficult since there's no centralized place to look for these podcasts. The same I think applies to the podcast I'm hosting (Wholesome Threesome Pod). It's a challenge to get people to listen to episodes even if it may be value adding to them since: (1) podcast categories are limited. You can't really add a lot of tags for people to easily find you; (2) With the growing number of Spotify Original podcasts and celebrities getting into podcasting, these usually end up in the recommended podcasts rather than the smaller ones. This isn't to say that AUDEA will require podcasters like myself to put in less effort into marketing. But it's going to be a great platform to reach our target audiences better. :) This is a pretty exciting idea!" - Trish Delacruz

+ 1,600 written testimonials more just like this

Audea will not only be for podcasters, we can UNLEASH millions of new creators using spoken-word audio

Thought leaders, Experts

Consultants, Coaches

Poets, Spoken Word Artists

Motivational Speakers

"TED" Talkers

Comedians

- There is no centralized aggregator for these creators to upload their content, *get discovered, and build an audience*

- If youtube became what it did due to being the home for the world's video, Audea can become the *home for the world's audio*

- These creators are forced to create on platforms not tailored to *recommending spoken-word audio*, which is why Audea will benefit off massive critical adoption for a growing medium of creating audio

12 Months In, Here's The Numbers

1,810+
users

9,019+
audeas posted

14,925+
searches conducted on the platform

Market Opportunity

$19.6B in 2019 was spent on radio audio-advertising, as radio dies, those ad dollars will need to be put to use to produce stronger ROIs - Audea will be that platform

Problems with audio monetization currently:

- Creators are responsible themselves to get sponsorships which involves a ton of friction
- Advertisers always get the better deal due to creators not having options
- The ad targeting is horrible which is why creators can't prove their content's value (i.e stats of people who actually listened to the ad vs. skipped it)

Our Model Solves All of These Problems:

- Creators upload content, we build the ad infrastructure and dynamically insert them
- Advertisers will get real analytics and target based on bidding, CPMs, etc. The ad targeting will be hyper specific and produce real ROIs.
- Creators will get a percentage of revenue (~60%) leading to a DAILY incentive to continue to post - Audea will be the main driver for their revenue AND allow them to find new audiences which will lead them to drive all of their audience traffic to the platform

Audio Advertising

- Our targeting on Audio Ads will be intrinsically strong due to keyword search
- Right now, advertisers target "categories" of content
- On Audea, because all the content is uploaded to us and we have proprietary data on it, we will be able to deliver key-word driven ads at scale
- Microsoft will be able to target the words "microsoft surface pro" when targeting their audio ads
- Market for audio attention is huge - if we can centralize the supply and demand of that attention by getting creators discovered, our ads product will suceed



The Steady Rise of Podcasts
Percentage and number of Americans (12+) who have listened to a podcast in the past
Ever
In the past month
~162 million 57%
~116 million 41%
60%
40%
20%
0%
2006
2010
2013*
2017
2021
* In 2013, the source changed the definition of what qualifies as a podcast
Sources: Edison Research, Triton Digital
statista

Team



Amit Kukreja
CEO

- International Public Speaking Champion (was top 7th debater in the US, top 3 in Europe)
- Previously founded his own communications consulting firm and worked with clients on implementing communication training curriculum within their companies
- YouTuber with 10,000 subscribers - talks about stocks,



Amine Nabi
CTO

- Has built software platforms for the past 29 years, runs his own consulting firm
- Consults for Fortune 500 companies on architecting/building entire platforms
- Born in Algeria and started his career in the military as a captain and researcher, working in reverse

Our Raise: $500K pre-seed

Go-To-Market Strategy

We're taking a GaryVee content style approach to gain mass awareness and distribution. This entails three fundamental elements for user growth:


Content


Consistency


Creativity

People need to fall in love with the story.

- The story of building Audea & Amit, the CEO/Founder/Evangelist communicating that story will be documented across all platforms to gain **mass awareness.**

- In today's noisy world - the GTM strategy MUST be **content-focused**, not paid ads.

- We have a founder that is incredibly gifted at getting people to listen when he speaks - **the product is done, no money needs to be spent on engineers**, with a content strategy team in place - all of our efforts can go into maximizing distribution on every platform organically.

- The Garyvee content model is shown below - make various long form pieces of content, then contextualize them in abundance on all other social platforms - this ONLY works with a team of people and a **founder that has the ability** to create this much organic content





Example: How We Would Attack Tiktok

Personal Account	Audea for Musicians	Audea for Comedians	Audea for Philosophy	Audea for Coaches	Audea for Podcasters

- Each of these accounts is like a "TV Channel" for us - and the content we post on it (our shows) will populate those channels every day, to the tune of 15-20 times a day per account.

- TikTok's algorithm is focused on niche content to hyper-specific demographics, being able to target comedians and musicians separately with relevant content every single day and drive conversions to the platform will be a massive competitive advantage

- Most startups don't have an actual content strategy - they either burn money in FB ads or cannot produce the sheer amount of content necessary to raise brand awareness and create the foundation for network effects - our investment into videographers combined with Amit and his ability to communicate will allow us to do the one thing most startups can't: become a media machine

- Our CAC will be reduced significantly because the organic content put forth will drive signups without having to pay for them - this only works if you can put out compelling content to drive an emotional reaction - with the combination of amit and his team behind him, we will be able to build out a library of consistent content that communicates the story of Audea at scale

The Greatest Startups Get People To Follow The Story & Root For The Founder To Win

- The story of Audea is a story around creators **ACTUALLY getting discovered** for their audio - our main argument is that traditional platforms have FAILED at providing discovery - this argument WILL make people intrigued to see our solution with innovative storytelling via content

- Creators will fall in love with the **"david vs. goliath"** digital narrative we create around building Audea

- Consumers (listeners) will be attracted to see the product grow and we will build a **cult following** around the growth of the product and story of growing the startup itself - almost like a daily TV show documenting the journey of the startup

- Not all startups have a founder that can do this - Amit is a true "garyvee" like figure (3rd best public speaker in Europe in 2015, 7th best debater USA 2016) - he understands **storytelling and communication** and will be a MASSIVE competitive advantage to getting people to care about Audea

Case Study: YouTube

Channel analytics

Current subscribers

12,533

+818 in last 28 days



- Amit started his YouTube channel with zero subscribers in November 2021 and in 6 **months** reached 12,000 subscribers with no team.

- Retention averages to **50% for his videos,** engagement is high because people enjoy his communication style and the channel is now a competitive advantage with exponential growth potential that can bleed into the startup -

- The youtube channel itself is a major element of marketing, and he has met other youtubers with sizeable followings that are willing to put their content on the platform **because of the relationships** he has built with them

- Amit was able to get 12K subs on the most crowded platform on the planet - with a team of strategists in place crafting the digital narrative, we will have the ability to go viral on various platforms and build a **cult following** around Amit's personal brand to drive traffic to the product via a strategic content distribution strategy.

We believe audio is untapped and prime to be disrupted via a data-driven, centralized recommendation engine, which is why we are building Audea.